SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

1347 Property Insurance Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

68244P107

(CUSIP Number)

D. Kyle Cerminara

Fundamental Global Investors, LLC

4201 Congress Street, Suite 140

Charlotte, North Carolina 28209

(704) 323-6851

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 27, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68244P107	13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Fundamental Global Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,035,501
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,035,501

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,035,501
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 68244P107	13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Fundamental Global Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100,223
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100,223

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 100,223
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 68244P107	13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON Fundamental Global Partners Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 202,666
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 202,666

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 202,666
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 68244P107	13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON FGI Global Asset Allocation Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,296
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,296

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 5,296
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 68244P107	13D	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON FGI Global Asset Allocation Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,532
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,532

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 4,532
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 68244P107	13D	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON Ballantyne Strong, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 722,784
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 722,784

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 722,784
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 68244P107	13D	Page 8 of 11 Pages

This Amendment No. 6 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 6”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on June 18, 2015 (as amended, the “Schedule 13D” or this “Statement”), with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of 1347 Property Insurance Holdings, Inc., a Delaware corporation (the “Company”). Except as amended and supplemented by this Amendment No. 6, the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by the Reporting Persons, including brokerage commissions, was approximately as follows: FGPP, $760,182; FGPM, $1,537,309; FGAA, $38,969; FGGM, $33,118; and BTN, $5,186,566. The source of these funds was working capital.

Item 4. Purpose of Transaction.

On December 27, 2016, the Board of Directors (the “Board”) of the Company appointed D. Kyle Cerminara to the Board as a Class III director. Mr. Cerminara is the Chief Executive Officer, Co-Founder and Partner of Fundamental Global Investors, LLC, Co-Chief Investment Officer of CWA Asset Management Group, LLC (doing business as “Capital Wealth Advisors”), and Chairman and Chief Executive Officer of Ballantyne Strong, Inc. (“BTN”).

None of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as may be proposed by Mr. Cerminara in his capacity as a director of the Company or by such Board with Mr. Cerminara’s participation. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons acquired the Common Stock reported in this Statement for investment purposes. The Reporting Persons may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock held by them in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

Item 5. Interest in Securities of the Issuer.

(a)    The Reporting Persons beneficially own in the aggregate 1,035,501 shares of Common Stock, which represents approximately 17.4% of the Company’s outstanding shares of Common Stock.

Each of FGPP, FGPM, FGAA, FGGM and BTN directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. None of the other Reporting Persons or, to the Reporting Persons’ knowledge, any individuals identified on Schedule B to this Statement directly hold any of the shares of Common Stock disclosed in this Statement.

In addition, CWA Asset Management Group, LLC (doing business as “Capital Wealth Advisors”) holds 11,648 shares of Common Stock for the accounts of individual investors, which represents approximately 0.2% of the Company’s outstanding shares of Common Stock. CWA Asset Management Group, LLC provides wealth management, estate planning and family office services to individual investors. Fundamental Global Investors, LLC owns 50% of CWA Asset Management Group, LLC.

CUSIP No. 68244P107	13D	Page 9 of 11 Pages

Each percentage ownership of shares of Common Stock set forth in this Statement is based on the 5,958,866 shares of Common Stock reported by the Company as outstanding as of November 7, 2016 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission with respect to its quarterly period ended September 30, 2016.

(c)    The transactions effected by the Reporting Persons in the Common Stock since the filing of Amendment No. 5 to the Schedule 13D on December 8, 2016 are set forth on Schedule A to this Statement. Each of these transactions was effected through the open market.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 6, which agreement is set forth on the signature page to this Statement.

CUSIP No. 68244P107	13D	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: January 3, 2017

FUNDAMENTAL GLOBAL INVESTORS, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Chief Executive Officer, Partner and Manager

FUNDAMENTAL GLOBAL PARTNERS, LP,
by Fundamental Global Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Partner and Manager

FUNDAMENTAL GLOBAL PARTNERS MASTER FUND, LP,
by FG Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FGI GLOBAL ASSET ALLOCATION FUND, LTD.

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Director

FGI GLOBAL ASSET ALLOCATION MASTER FUND, LP,
by FGI Global Asset Allocation GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FGI INTERNATIONAL USVI, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

CUSIP No. 68244P107	13D	Page 11 of 11 Pages

FGI FUNDS MANAGEMENT, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

/s/ D. Kyle Cerminara
D. Kyle Cerminara

/s/ Lewis M. Johnson
Lewis M. Johnson

/s/ Joseph H. Moglia
Joseph H. Moglia

BALLANTYNE STRONG, INC.

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Chief Executive Officer

Schedule A

Transactions by Ballantyne Strong, Inc. since the filing of Amendment No. 5 to Schedule 13D on December 8, 2016:

Ballantyne Strong, Inc.:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
12/08/2016	800	$7.58
12/08/2016	3,200	$7.59
12/08/2016	1,000	$7.60
12/09/2016	1,000	$7.50
12/09/2016	1,500	$7.52
12/09/2016	800	$7.58
12/09/2016	1,630	$7.60
12/09/2016	9,300	$7.63
12/09/2016	3,345	$7.65
12/12/2016	100	$7.53
12/12/2016	4,400	$7.55
12/12/2016	1,000	$7.58
12/12/2016	1,188	$7.60